TRANSMISSÃO
PAULISTA

Data São Paulo, March 16, 2005 *Ref.CT/F/00927/2005*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are attaching, herewith, copy of the Public Notice of the Relevant Fact, published on Tuesday, March 15, 2005 in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, regarding the decisions of the Board of Directors of this Company in a meeting held on March 14, 2005.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 3/28

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

NÍVEL 1 MERCADO BOVESPA-BRASIL

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the legal and regulatory provisions, informs that the Board of Directors, in a meeting held on 03/14/2005, approved the following proposals, to be opportunely submitted to the deliberation of the Ordinary General Shareholders' Meeting:

I. Report of the Administration and Financial Statements as of the fiscal year ended on December 31, 2004;

II. the Capital Budget for 2005 and 2006, for the purposes foreseen in article 196, of Law No. 6.404/76;

III. maintenance of the profit remaining balance, in the amount of R$257,870,000.00, in the retained earnings account, according to article 196, of Law 6.404/76, and article 8, of the CVM Instruction 59/86, resulting from the net profit of R$348,778,000.00 verified in 2004; and

IV. imputation of R$75,000,000.00 of remuneratory interest on own capital, equivalent to R$0.5023946 per lot of one thousand shares, whose credit was previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2004, as provided for in article 31, paragraph 3, of the Bylaws, from which R$27,177,000.00 were paid on 12/02/2004.

In this date, the Board of Directors also approved:

I. the payment of R$47,823,000.00, to be paid on June 23, 2005, regarding the gross value of the remuneratory interest on own capital, equivalent to R$0.3203460 per lot of one thousand shares, whose credit was approved by the Board of Directors on 11/22/2004 and accounted on 12/31/2004, being observed the withholding at source, according to Notice of the Relevant Fact published on 11/23/2004, in the newspapers Folha de S. Paulo and Diário Oficial do Estado de São Paulo; and

II. the amendment of the Pluriannual Budget 2005 - 2008, as shown below, resulting from the inclusion of the Complexo Anhangüera undertaking, authorized the ANEEL Resolution No. 64, of January 31, 2005.

PLURIANNUAL BUDGET 2005 - 2008

R$ million, 2004

INVESTMENTS	2005	2006	2007	2008	TOTAL
Modernization and Adequacy of the System	92.7	78.0	78.0	78.0	326.7
Projects with Additional Revenue	428.2	636.2	416.6	380.0	1,861.0
Other Corporative Investments	2.3	2.3	2.3	2.3	9.2
TOTAL	**523.2**	**716.5**	**496.9**	**460.3**	**2,196.9**

The pluriannual budget approved is authorizative, defining expense limits. Its effective execution, at the discretion of the Administration, will depend on economic and financial conditions of the Company during the fiscal years, on the ANEEL authorization and on the regulatory aspects of the sector.

São Paulo, March 14, 2005

Cláudio Cintrão Forghieri
Chief Financial Office
and Investors Relations Director